2265 Upper Middle Road East, Suite 602
Oakville, ON L6H 0G5, Canada

Cardiol Therapeutics Appoints Jennifer M. Chao

to its Board of Directors

Oakville, ON - March 15, 2022 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory therapies for the treatment of cardiovascular disease ("CVD"), is pleased to announce that its Board of Directors has appointed Jennifer M. Chao to serve as a director, effective immediately. Ms. Chao has also been appointed Chair of the Corporate Governance and Compensation Committee.

Ms. Chao has over 25 years of experience in the biotech and life sciences industries focused primarily on finance and corporate strategy. She is Managing Partner of CoreStrategies Management, LLC, a company she founded in 2008 to provide transformational corporate and financial strategies to biotech/life science companies for maximizing core valuation. She currently serves on the Board of Directors of Endo Pharmaceuticals and is a member of the Audit Committee and Compliance Committee. Prior to joining Endo, Ms. Chao served as Chairman of the Board of BioSpecifics Technologies Corp. (BioSpecifics) from October 2019 until its acquisition by Endo for approximately US $660 million in December 2020. She also served as Chair of BioSpecifics' Compensation Committee and as a member of the Audit Committee, Strategy Committee, Intellectual Property Committee, and Nominating and Corporate Governance Committee from 2015 to 2020.

Additionally, from 2004 to 2008, Ms. Chao was Managing Director and Senior Lead Biotechnology Securities Analyst at Deutsche Bank, responsible for U.S. large- and small- to mid-cap biotechnology companies with global client coverage; and was known for differentiated fundamentals securities analysis and high visibility coverage of game changing technologies, paradigm shifting treatment algorithms, industry trends and portfolio risk/reward management. Prior to that, Ms. Chao served as Managing Director and Senior Lead Biotechnology Analyst at RBC Capital Markets and VP, Senior Biotechnology Analyst at Leerink Swann & Co. Ms. Chao was a research fellow at Massachusetts General Hospital/Harvard Medical School, as a recipient of the BioMedical Research Career Award, and received her B.A. in Politics and Greek Classics from New York University.

"We are thrilled that Jennifer has agreed to join our Board of Directors," said Dr. Guillermo Torre, Chairman of Cardiol Therapeutics. "I believe her extensive industry experience will play a key role in shaping Cardiol's strategic direction, as we continue to advance our mission of developing important new therapeutics for the treatment of inflammatory heart disease. Jennifer's strong Wall Street background will also support our efforts to significantly raise the profile of Cardiol within the U.S. investment community."

Iain Chalmers has stepped down from the Board of Directors to accommodate Ms. Chao's appointment. Cardiol would like to take this opportunity to thank Iain for his contributions to the Company as a director and wishes him the very best with his future endeavors.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory therapies for the treatment of cardiovascular disease ("CVD"). The Company's lead product, CardiolRx™, is an oral cannabidiol formulation pharmaceutically manufactured under cGMP that is being investigated in a Phase II/III study (the LANCER trial). The LANCER trial is designed to evaluate the efficacy and safety of CardiolRx™ as a cardioprotective therapy in preventing cardiovascular complications in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx™ has on key markers of inflammatory heart disease.

Cardiol has also received clearance from the FDA for its Investigational New Drug application for a Phase II international trial that will investigate the anti-inflammatory and anti-fibrotic properties of CardiolRx™ in acute myocarditis, a condition caused by inflammation in heart tissue, which remains a leading cause of sudden cardiac death in people under 35 years of age. In addition, Cardiol is developing a subcutaneous formulation of CardiolRx™ for the treatment of inflammation in the heart that is associated with the development and progression of heart failure.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing innovative anti-inflammatory therapies for the treatment of CVD. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 31, 2021, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com